Exhibit 16



[KPMG Peat Marwick LLP letterhead]





April 21, 1997



Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Laboratory Corporation of America Holdings and, under the date of February 14, 1997, except for notes 9 and 10 as to which the date is March 31, 1997, we reported on the consolidated financial statements of Laboratory Corporation of America Holdings and subsidiaries as of and for the years ended December 31, 1996 and 1995. On April 21, 1997, our appointment as principal accountants was terminated. We have read Laboratory Corporation of America Holding's statements included under Item 4 of its Form 8-K dated April 21, 1997, and we agree with such statements, except that we are not in a position to agree or disagree with Laboratory Corporation of America Holding's statement that the change was approved by the Audit Committee of the Board of Directors.

Very truly yours,


/s/ KPMG PEAT MARWICK LLP